                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           DSG INTERNATIONAL LIMITED
                           -------------------------
                               (Name of Issuer)

                                Ordinary Shares
                           par value $0.01 per share
                         -----------------------------
                        (Title of Class of Securities)

                                  G28471-10-3
                                  -----------
                                (CUSIP Number)

                               JEAN-MARC LESIEUR
                    BNP Private Bank & Trust Cayman Limited
                               P.O. Box 30688SMB
                          2nd Floor Piccadilly Center
                         Grand Cayman, Cayman Islands
                              British West Indies
                                (345) 945-9208
                     ------------------------------------
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 29, 1997
                                ---------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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 CUSIP NO. G28471-10-3                       13D                        Page 2

------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSON           (a) "Mr. Brandon Wang's Cayman Interest
                                       in Possession Settlement", a trust formed under the laws of the Cayman Islands pursuant to the Trust Instrument dated
                                       March 24, 1997 (the "Trust").

    S.S. OR I.R.S. IDENTIFICATION NO.  None

                                       (b) BNP Private Bank and Trust Cayman
                                       Limited, a Cayman Islands company,
                                       trustee of the Trust

    S.S. OR I.R.S. IDENTIFICATION NO.  None
------------------------------------------------------------------------------
 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [_]
                                                                       (b) [_]
------------------------------------------------------------------------------
 3. SEC USE ONLY
------------------------------------------------------------------------------
 4. SOURCE OF FUNDS                                                 See Item 3
------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
    REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                                 [_]
------------------------------------------------------------------------------
 6. CITIZENSHIP OR PLACE OF ORGANIZATION                        Cayman Islands
------------------------------------------------------------------------------
     NUMBER OF
      SHARES        7. SOLE VOTING POWER                             2,317,100
   BENEFICIALLY    -----------------------------------------------------------
     OWNED BY       8. SHARED VOTING POWER
       EACH        -----------------------------------------------------------
    REPORTING       9. SOLE DISPOSITIVE POWER                        2,317,100
      PERSON       -----------------------------------------------------------
       WITH        10. SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,317,100
------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                         [_]
------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  34.72%
------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON                                         CO and OO
------------------------------------------------------------------------------

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CUSIP No. G28471-10-3           13D                                     Page 3

Item 1. Security and Issuer.
        -------------------

        This statement on Schedule 13D relates to the Ordinary Shares, par value $0.01 per share (the "Ordinary Shares"), of DSG International Limited, a British Virgin Islands company ("DSGI"). DSGI's principal executive offices are located at 17/F Watson Centre, 16-22 Kung Yip St., Kwai Chung, Hong Kong.

Item 2. Identity and Background.
        -----------------------

        (a) and (b)  The entities filing this Schedule 13D are:

        1. BNP PRivate Bank and Trust Cayman Limited, a Cayman Islands company (the "Trustee"), is filing on behalf of itself as trustee of the Trust and on behalf of the Trust. Its principal office is, 2nd Floor Piccadilly Centre, P.O. Box 30688SMB, Grand Cayman, Cayman Islands, British West Indies.

        2. Mr. Brandon Wang's Cayman Interest in Possession Settlement, a Cayman Islands Trust (the "Trust"). Its principal office is, 2nd Floor Piccadilly Centre, P.O. Box 30688SMB, Grand Cayman, Cayman Islands, British West Indies.

        (c) The principal business of the Trustee is to provide banking and trust services in the Cayman Islands. The Trust has the Trustee as its original trustee and the Ordinary Share are the assets of the Cayman Trust. Brandon Wang is the principal beneficiary of the Cayman Trust which is an irrevocable trust.

        (d) The filing entities have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding have become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G28471-10-3           13D                                     Page 4

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        On August 29, 1997, the Trustee, for the benefit of the Trust, acquired direct beneficial ownership of 2,317,100 Ordinary Shares by the transfer from Brandon Wang to the Trustee.

Item 4. Purpose of Transaction.
        ----------------------

        The filing entities are holding the Ordinary Shares for investment purposes. Depending on market conditions, and other factors, the filing entities may purchase additional shares of Ordinary Shares in the open market or in private transactions. Alternatively, depending on market conditions and other factors, they may, at some future time, sell all or some of their shares of Ordinary Shares.

        Except as set forth in this Item 4, the filing entities have no present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4, although the filing entities may in the future take actions that would have such an effect.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        (a) and (b) DSGI has advised the filing entities that, as of September 4, 1997, there were issued and outstanding 6,674,606 shares of Ordinary Shares. As of the close of business on August 29, 1997, the Trustee and the Trustee directly owned beneficially 2,317,100 shares of Ordinary Shares. Such shares in the aggregate constitute 34.72% of the total number of shares of Ordinary Shares outstanding. These two filing entities have the sole power to vote and to dispose of all such shares of Ordinary Shares. The Possession is an irrevocable trust and Brandon Wang, the principal beneficiary has no investment or voting control over the Possession as defined by the 1934 Securities Exchange Act.

        (c)  See Item 3 with respect to shares acquired by the Trust.

        (d)  Inapplicable.

        (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        None.

Item 7. Material To Be Filed as Exhibits.
        --------------------------------

        None.

        Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 23rd 1997

                                        MR. BRANDON WANG'S CAYMAN
                                        INTEREST IN POSSESSION
                                        SETTLEMENT

                                        By BNP PRIVATE BANK & TRUST
                                        CAYMAN LIMITED, on behalf of
                                        the Trust and as Trustee



                                        By  /s/ Jean-Marc LeSieur
                                           ----------------------